UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934
For the month of November 2019

Commission File Number: 1-32754

BAYTEX ENERGY CORP.
(Exact name of registrant as specified in its charter)
2800, 520 – 3rd AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 0R3
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K of Baytex Energy Corp. (the "Company") includes as Exhibit 99.1 the Company's Condensed Interim Unaudited Consolidated Financial Statements for the three and nine months ended September 30, 2019 and 2018 and as Exhibit 99.2 the Company's Management's Discussion and Analysis for the three and nine months ended September 30, 2019 and 2018. Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be filed and shall be incorporated by reference into the Company's Registration Statements on Form S-8 (333-171568) and Form F-3 (333-171866).

EXHIBIT INDEX

Exhibit No.	Document
99.1	Condensed Interim Unaudited Consolidated Financial Statements for the three and nine months ended September 30, 2019 and 2018
99.2	Management's Discussion and Analysis for the three and nine months ended September 30, 2019 and 2018
99.3	Certification of Interim Filings (Form 52-109F2) – Chief Executive Officer
99.4	Certification of Interim Filings (Form 52-109F2) – Chief Financial Officer
99.5	Press Release dated November 1, 2019 (Baytex announces third quarter 2019 financial and operating results)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY CORP.
/s/ Rodney D. Gray

Name:	Rodney D. Gray

Title:	Executive Vice President and Chief Financial Officer

Dated: November 1, 2019